Exhibit 99.4

**Ferroglobe PLC**

VOTE

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## Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**A** Proposals — The Board recommends a vote FOR Proposals 1 - 17

| | For | Against | Abstain | | For | Against | Abstain | | For | Against | Abstain |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. | ☐ | ☐ | ☐ | 7. | ☐ | ☐ | ☐ | 13. | ☐ | ☐ | ☐ |
| 2. | ☐ | ☐ | ☐ | 8. | ☐ | ☐ | ☐ | 14. | ☐ | ☐ | ☐ |
| 3. | ☐ | ☐ | ☐ | 9. | ☐ | ☐ | ☐ | 15. | ☐ | ☐ | ☐ |
| 4. | ☐ | ☐ | ☐ | 10. | ☐ | ☐ | ☐ | 16. | ☐ | ☐ | ☐ |
| 5. | ☐ | ☐ | ☐ | 11. | ☐ | ☐ | ☐ | 17. | ☐ | ☐ | ☐ |
| 6. | ☐ | ☐ | ☐ | 12. | ☐ | ☐ | ☐ | | | | |

**B** Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

1 U P X

04081B

Proxy Solicited by Board of Directors for Annual Meeting – June 18, 2024 The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at 13:00 (British Summer Time) on Tuesday, June 18, 2024 at 13 Chesterfield Street, London, W1J 5JN, UK, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 17 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 17. (Items to be voted appear on reverse side.) Proxy — Ferroglobe PLC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q C Non-Voting Items + + Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. U.K. Annual Report and Accounts 2023 1. THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2023 (the “U.K. Annual Report and Accounts”) be received. Directors’ 2023 Remuneration Report 2. THAT the directors’ annual report on remuneration for the year ended 31 December 2023 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 35 to 36 and 50 to 61 of the U.K. Annual Report and Accounts be approved. Authority for certain donations and expenditure 3. THAT, in accordance with Part 14 of the Companies Act and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiary of the Company at any time during the period for which this resolution has effect) be authorized to: (i) make political donations to political parties or independent election candidates; (ii) make political donations to political organizations other than political parties, and (iii) incur political expenditure, in each case, as such terms are defined in the Companies Act, provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. Such authority shall expire at the conclusion of the Company’s next annual general meeting. For the purposes of this resolution, the authorized sum may comprise sums in different currencies that shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate. Authority to Make Purchases of Own Shares Off-market 4. THAT, for the purposes of section 694 of the Companies Act, the terms of the buyback contract to be entered into between the Company and any or all of J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Santander US Capital Markets LLC, respectively (in the forms produced to this meeting and made available at the Company’s registered office for not less than 15 days ending with the date of this meeting) are approved and the Company be authorized to undertake off-market purchases (within the meaning of section 693(2) of the Companies Act) of its ordinary shares of US $0.01 pursuant to such contracts, provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the volume limitations under Rules 10b-18(b)(4) and 10b-18(c)(2) of the Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the Exchange Act. Such authority shall expire at the close of business on the fifth anniversary of the passing of this resolution, but during this five year period the Company may agree to purchase ordinary shares pursuant to any such approved contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase such ordinary shares pursuant to any such approved contract as if the authority had not ended. This authority shall apply from the conclusion of the Annual General meeting until a date which is five years from the date of the Annual General Meeting. Directors’ Re election 5. THAT Javier López Madrid be re elected as a director. 6. THAT Marco Levi be re elected as a director. 7. THAT Marta de Amusategui y Vergara be re-elected as a director. 8. THAT Bruce L. Crockett be re elected as a director. 9. THAT Stuart E. Eizenstat be re elected as a director. 10. THAT Manuel Garrido y Ruano be re elected as a director. 11. THAT Juan Villar Mir de Fuentes be re elected as a director. 12. THAT Belen Villalonga Morenés be re elected as a director. 13. THAT Silvia Villar-Mir de Fuentes be re elected as a director. 14. THAT Nicolas De Santis be re elected as a director. 15. THAT Rafael Barrilero Yarnoz be re elected as a director. Re-appointment of Auditor 16. THAT KPMG LLP be re-appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Remuneration of Auditor 17. THAT the Audit Committee of the Board be authorized to determine the auditor’s remuneration. 2024 Annual Meeting Admission Ticket 2024 Annual Meeting of Ferroglobe PLC Shareholders The 2024 Annual Meeting of Shareholders of Ferroglobe PLC will be held on Tuesday, June 18, 2024 at 13:00 (British Summer Time) at 13 Chesterfield Street, London W1J 5JN, UK Upon arrival, please present this admission ticket and photo identification at the registration desk.